Exhibit 99.1

ICON reports Full-Year 2009 EPS growth of 18% and announces Revenue and EPS Guidance for 2010

Highlights – Full Year Fiscal 2009 and Fourth Quarter

* Full year net revenues increased 3% to $888 million.
Fourth quarter net revenues increased 3% over the comparative quarter, to $227 million.

* Full year operating income increased by 17% to $116 million. Income from operations for the fourth quarter increased by 12% to $29.6 million.

* Full year diluted earnings per share increased to $1.53, an 18% increase over last year. Diluted earnings per share, increased by 14% for the fourth quarter to 40 cents.

* Fourth quarter net business awards were $229 million, a book to bill of 1.0.

* Revenue guidance for 2010 is in the range of $890-$940 million and EPS guidance is in the range of $1.44 to $1.60

DUBLIN--(BUSINESS WIRE)--February 25, 2010--ICON (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the fourth quarter ended December 31, 2009.

Net revenues for the quarter were $227.4 million, representing a 3% increase over net revenues of $220.1 million for the comparative quarter last year.

Income from operations increased by 12% to $29.6 million, compared to $26.5 million for the same quarter last year. Operating margin increased to 13.0% from 12.0%. Net income was $23.9 million, compared with $21.0 million last year an increase of 14%. Diluted EPS of 40 cents per share represented an increase of 14% over 35 cents per share last year.

Full year net revenues were $887.6 million, representing a 3% increase over last year. Income from operations was $116.3 million or 13.1% of revenue, compared to $99.5 million or 11.5% last year; a 17% increase. Net income also increased 17% to $91.6 million compared with $78.1 million last year. Diluted EPS of $1.53 per share represented an increase of 18% over $1.30 last year.

After one time restructuring charges, net of tax credits, of $4.2 million in Q2 and a release of restructuring charges plus exceptional tax credits of $7.0 million in Q4, US GAAP income from operations was $107.5 million, compared to $99.5 million for 2008. US GAAP net income was $94.3 million or $1.57 per share on a diluted basis, compared with $78.1 million or $1.30 per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 33 days at December 31, 2009, on a like for like basis compared to 69 days at December 31, 2008.

For the quarter ended December 31, 2009, cash provided by operating activities was $56.7 million and capital expenditure was $7.8 million. Full year 2009 cash flow from operating activities was $255 million and capital expenditure was $33.8 million. As a result, the company’s net cash, amounted to $194 million at December 31, 2009, compared to $4.3 million of net debt at December 31, 2008.

Commenting on the results, CEO Peter Gray said “We are pleased with our performance in what has been a challenging year. Revenues increased by 3%, margins improved significantly from 11.5% to 13.1% and EPS was up 18%. With our backlog at $1.84bn and with a strong balance sheet, we have entered 2010 in a good position. While external factors are challenging, and many governments are endeavouring to reduce healthcare costs, including pharmaceutical prices, we remain positive, though cautious, as 2010 commences. As a result we are issuing revenue guidance for 2010 in the range of $890 - $940 million and EPS guidance in the range of $1.44 - $1.60.”

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its fourth quarter conference call today, February 25, 2010 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 68 locations in 38 countries and has approximately 7,170 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Before one time net charges & tax credits)

Three and Twelve Months ended December 31, 2009 and December 31, 2008
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Gross Revenue	321,541	295,370	1,258,227	1,209,451

Reimbursable expenses	94,122	75,277	370,615	344,203

Net Revenue	227,419	220,093	887,612	865,248

Costs and expenses
Direct costs	131,291	125,125	507,783	489,238
Selling, general and administrative	57,271	61,450	230,910	248,778
Depreciation and amortization	9,238	7,052	32,659	27,728

Total costs and expenses	197,800	193,627	771,352	765,744

Income from operations	29,619	26,466	116,260	99,504

Interest expense	(474)	(481)	(2,778)	(1,224)

Income before provision of income taxes	29,145	25,985	113,482	98,280

Provision for income taxes	(5,237)	(5,474)	(21,924)	(19,967)
Minority Interest	-	514	-	(193)

Net income	23,908	21,025	91,558	78,120

Net income per ordinary share
Basic	$0.41	$0.36	$1.56	$1.34

Diluted	$0.40	$0.35	$1.53	$1.30

Weighted average number of ordinary shares
Basic	58,808,946	58,509,852	58,636,878	58,245,240

Diluted	60,092,814	59,902,857	59,900,504	60,221,587

ICON plc

Consolidated Income Statements (US GAAP)

Three and Twelve Months ended December 31, 2009 and December 31, 2008
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008

Gross Revenue	321,541	295,370	1,258,227	1,209,451

Reimbursable expenses	94,122	75,277	370,615	344,203

Net Revenue	227,419	220,093	887,612	865,248

Costs and expenses
Direct costs	131,291	125,125	507,783	489,238
Selling, general and administrative	57,271	61,450	230,910	248,778
Depreciation and amortization	9,238	7,052	32,659	27,728
One time net charges	(133)	-	8,808	-
Total costs and expenses	197,667	193,627	780,160	765,744

Income from operations	29,752	26,466	107,452	99,504

Interest expense	(474)	(481)	(2,778)	(1,224)

Income before provision of income taxes	29,278	25,985	104,674	98,280

Provision for income taxes	1,598	(5,474)	(10,375)	(19,967)
Minority Interest	-	514	-	(193)

Net income	30,876	21,025	94,299	78,120

Net income per ordinary share
Basic	$0.53	$0.36	$1.61	$1.34

Diluted	$0.51	$0.35	$1.57	$1.30

Weighted average number of ordinary shares
Basic	58,808,946	58,509,852	58,636,878	58,245,240

Diluted	60,092,814	59,902,857	59,900,504	60,221,587

ICON plc

Summary Balance Sheet Data

December 31, 2009 and December 31, 2008
(Dollars, in thousands)

		December 31,	December 31,
		2009	2008
		(audited)	(audited)
Cash and short-term investments		194,028	101,104
Debt		-	105,379
Net cash/(debt)		194,028	(4,275)

Accounts receivable		191,924	210,535
Unbilled revenue		92,080	141,727
Payments on account		(165,198)	(121,935)
Total		118,806	230,327

Working Capital		235,906	185,957

Total assets		908,398	867,285

Shareholders’ equity		572,246	456,366

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan VP Corp FP&A + 353 1 291 2000
	all at ICON.
	http://www.iconplc.com

CONTACT:
ICON plc
Investor Relations 1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, VP Corporate FP&A
+ 353 –1-291-2000